FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Telefonica Brasil purchase of Oi mobile assets	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communications dated July 18, July 28, August 8 and September 8, 2020, Telefónica informs that the offer submitted by its subsidiary Telefónica Brasil S.A. (“Telefónica Brasil”), jointly with TIM S.A. and Claro S.A. (jointly, the “Purchasers”), has been declared the winner of the competitive process for purchase of Oi Group’s mobile assets in a judicial auction held today. The Judicial Recovery Court approved the Purchasers’ offer as winner of the bid, after favorable opinion from the Public Prosecution of the State of Rio de Janeiro and the Judicial Administrator.

The total offered amount corresponds to R$ 16,500 million (approximately EUR 2,684 million) including R$ 756 million referring to transitional services to be rendered for up to 12 months by Oi Group to the Purchasers.

Telefónica Brasil shall disburse an amount corresponding to 33% of the total offered amount (equivalent to approximately R$ 5,500 million, EUR 894 million). Subject to the terms, conditions and payment schedule set out in the share purchase agreement, the price shall be paid upon closing of the transaction.

Subject to the continuity of the current market conditions and the necessary internal approvals, and taking into account the company’s strong financial position, Telefónica Brasil intends to use its own resources to finance the transaction.

Telefónica Brasil is entitled to a selection of assets composed of: (i) clients: approximately 10.5 million (corresponding to approximately 29% of Oi Group’s mobile total client base); (ii) spectrum: 43MHz as a national weighted average rate based on population (46% of Oi Group’s mobile radiofrequencies); and (iii) infrastructure: agreements for the use of 2.7 thousand mobile access sites (corresponding to 19% of Oi Group’s mobile total sites).

The effectiveness of the acquisition by the Purchasers is subject to certain conditions usually applicable to transactions of this nature, all of which are part of the share purchase agreement, in addition to the required regulatory authorizations. Closing of the transaction is expected for 2021.

Madrid, December 14, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 14, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors